

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2010

Stergios Theologides, Esq.
Senior Vice President, General Counsel and Secretary
CoreLogic, Inc.
4 First American Way
Santa Ana, California 92707

    Re: The First American Corporation, predecessor to CoreLogic, Inc.
                 Form 10-K for the fiscal year ended December 31, 2009
                 Filed March 1, 2010
                 Schedule 14A filed April 13, 2010
                 File No. 001-13585

Dear Mr. Theologides:

    We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Jeffrey P. Riedler
                Assistant Director